Exhibit 21.1

JAGUAR URANIUM CORP.

List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
2847312 Ontario Inc.	Ontario, Canada
Berlin (BVI) Limited	British Virgin Islands
Berlin (BVI) Limited Sucursal Colombia	Colombia
Gaia Energy Investments Ltd	British Virgin Islands
Gaia Energy Investments Ltd Sucursal Colombia	Colombia